

SECI 13030733 SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Execution & Clearing, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York	NY	10282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D'Onofrio (212) 357-4872
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

EM 3/12/13

OATH OR AFFIRMATION

We, the undersigned, members of Goldman Sachs Execution and Clearing, L.P., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the Company of Goldman Sachs Execution & Clearing, L.P., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Signature

Mark W. Holloway
Name

Chief Financial Officer
Title

Subscribed and sworn before me;
This 28th day of February 2013

Notary Public

ELIZABETH DIORIO
ID # 2381935
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/2/2014



Independent Auditor's Report

To the Partners of Goldman Sachs Execution & Clearing, L.P.:

We have audited the accompanying statement of financial condition of Goldman Sachs Execution & Clearing, L.P. ("the Firm") as of December 31, 2012.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Firm's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Goldman Sachs Execution & Clearing, L.P. at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GOLDMAN SACHS EXECUTION & CLEARING, L.P.

Statement of Financial Condition

in thousands		As of December 2012
Assets		
Cash and cash equivalents	$	62,294
Cash and securities segregated for regulatory and other purposes (includes $2,142,754 at fair value)		3,829,335
Collateralized agreements:		
Securities borrowed, at fair value		6,711,511
Securities purchased under agreements to resell, at fair value		460,020
Receivables from brokers, dealers and clearing organizations		1,253,739
Receivables from customers and counterparties (includes $22,666 at fair value)		12,760,384
Financial instruments owned, at fair value (includes $448,680 pledged as collateral)		456,768
Other assets		43,299
Total assets	**$**	**25,577,350**
Liabilities and partners' capital		
Collateralized financings:		
Securities loaned, at fair value	$	12,623,684
Securities sold under agreements to repurchase, at fair value		1,003,085
Payables to brokers, dealers and clearing organizations		387,169
Payables to customers and counterparties		8,257,013
Financial instruments sold, but not yet purchased, at fair value		443,719
Other liabilities and accrued expenses		246,776
Total liabilities		22,961,446
Commitments and guarantees		
Subordinated borrowings		1,600,000
Partners' capital		1,015,904
Total liabilities and partners' capital	**$**	**25,577,350**

The accompanying notes are an integral part of this statement of financial condition.

Note 1.
Description of Business

Goldman Sachs Execution & Clearing, L.P. (the Company), a limited partnership, is a registered U.S. broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), a registered futures commission merchant, with the Commodity Futures Trading Commission (CFTC) and the National Futures Association (NFA). The Company is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The Company provides a wide range of brokerage services to a substantial and diversified client base.

The Company's activities primarily consist of:

Execution and Clearance

The Company facilitates and clears client transactions primarily with institutional clients such as corporations, financial institutions, investment funds and governments. The Company executes and clears client transactions on major stock, options and futures exchanges worldwide and provides financing, securities lending and other prime brokerage services to institutional clients.

Note 2.
Basis of Presentation

This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Company.

All references to 2012 refer to the Company's year ended, or the date, as the context requires, December 31, 2012. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3.
Significant Accounting Policies

The Company's significant accounting policies include when and how to measure the fair value of assets and liabilities. See Notes 5 through 8 for policies on fair value measurements. All other significant accounting policies are either discussed below or included in the following footnotes.

Use of Estimates

Preparation of this statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements and the provision for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Financial Assets and Financial Liabilities at Fair Value. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the Company has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 8 for further information about fair value measurements.

Transfers of Assets

Transfers of assets are accounted for as sales when the Company has relinquished control over the assets transferred. Assets or liabilities that arise from the Company's continuing involvement with transferred assets are measured at fair value. For transfers of assets that are not accounted for as sales, the assets remain in "Financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing. See Note 9 for further information about transfers of assets accounted for as collateralized financings.

Receivables from Customers and Counterparties

Receivables from customers and counterparties generally relate to collateralized transactions. Such receivables are primarily comprised of customer margin loans. Certain of the Company's receivables from customers and counterparties are accounted for at fair value under the fair value option. Receivables from customers and counterparties not accounted for at fair value are accounted for at cost net of estimated uncollectible amounts. See Note 8 for further information about receivables from customers and counterparties.

Payables to Customers and Counterparties

Payables to customers and counterparties primarily consist of customer credit balances related to the Company's execution and clearing activities. Payables to customers and counterparties are accounted for at cost plus accrued interest, which generally approximates fair value. Had these payables been carried at fair value and included in the Company's fair value hierarchy, substantially all would have been classified in level 2 as of December 2012.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value. Had these receivables and payables been carried at fair value and included in the Company's fair value hierarchy, substantially all would have been in level 2 as of December 2012.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Recent Accounting Developments

Reconsideration of Effective Control for Repurchase Agreements (ASC 860). In April 2011, the FASB issued ASU No. 2011-03, "Transfers and Servicing (Topic 860) — Reconsideration of Effective Control for Repurchase Agreements." ASU No. 2011-03 changes the assessment of effective control by removing (i) the criterion that requires the transferor to have the ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance implementation guidance related to that criterion. ASU No. 2011-03 was effective for periods beginning after December 15, 2011. The Company adopted the standard on January 1, 2012. Adoption of ASU No. 2011-03 did not affect the Company's financial condition.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASC 820). In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurements and Disclosures (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU No. 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. ASU No. 2011-04 was effective for periods beginning after December 15, 2011. The Company adopted the standard on January 1, 2012. Adoption of ASU No. 2011-04 did not affect the Company's financial condition.

Disclosures about Offsetting Assets and Liabilities (ASC 210). In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities." ASU No. 2011-11, as amended by ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requires disclosure of the effect or potential effect of offsetting arrangements on the Company's financial position as well as enhanced disclosure of the rights of setoff associated with the Company's recognized derivative instruments, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending. ASU No. 2011-11 is effective for periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the Company's financial condition.

Note 4.
Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about the fair value option. The table below presents the Company's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value.

	As of December 2012	
in thousands	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
Money market instruments	$ 5,000	$ -
Corporate debt securities	11	-
Equities	449,205	443,543
Derivatives	2,552	176
Total	**$ 456,768**	**$ 443,719**

Note 5.
Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in an active market are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use as market-based or independently sourced parameters as inputs, including but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the Company had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the Company's financial assets and financial liabilities are based on observable prices and inputs and are classified as levels 1 and 2 of the hierarchy. Certain level 2 and 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the Company's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence. See Notes 6 and 7 for further information about fair value measurements of cash instruments and derivatives, respectively, included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," and Note 8 for further information about other financial assets and financial liabilities accounted for at fair value under the fair value option.

Financial assets and financial liabilities at fair value are summarized below.

in thousands	As of December 2012
Total level 1 financial assets	$ 565,209
Total level 2 financial assets	9,228,503
Total level 3 financial assets	7
Total financial assets at fair value	$ 9,793,719
Total level 1 financial liabilities	$ 443,543
Total level 2 financial liabilities	13,626,945
Total financial liabilities at fair value	$ 14,070,488

Note 6.
Cash Instruments

Cash instruments include corporate debt securities, equities and other non-derivative financial instruments owned and financial instruments sold, but not yet purchased. See below for the types of cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the Company's fair value measurement policies.

Level 1 Cash Instruments

Level 1 cash instruments include actively traded listed equities, corporate debt securities and certain money market instruments. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The Company defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Level 2 Cash Instrument

As of December 2012, the Company had no level 2 cash instruments.

Level 3 Cash Instruments

Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the Company uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

Fair Value of Cash Instruments by Level

The tables below present, by level within the fair value hierarchy, cash instrument assets and liabilities. Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

	Cash Instrument Assets at Fair Value as of December 2012			
in thousands	Level 1	Level 2	Level 3	Total
Money market instruments	$ 5,000	$ -	$ -	$ 5,000
Corporate debt securities	11	-	-	11
Equities	449,198	-	7 [1]	449,205
Total	**$ 454,209**	**$ -**	**$ 7**	**$ 454,216**

	Cash Instrument Liabilities at Fair Value as of December 2012			
in thousands	Level 1	Level 2	Level 3	Total
Equities	$ 443,543	$ -	$ -	$ 443,543
Total	**$ 443,543**	**$ -**	**$ -**	**$ 443,543**

1. Consists of non-publicly traded equity securities.

Note 7.
Derivatives Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange (exchange-traded).

The Company enters into various types of derivative transactions to facilitate client transactions, including:

- **Futures.** Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.
- **Options.** Contracts in which the option purchaser has the right, but not the obligation to, purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Derivatives are accounted for at fair value, net of cash collateral received or posted under credit support agreements. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement. Derivative assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

The table below presents the fair value of derivatives on a net-by-counterparty basis.

	As of December 2012	
in thousands	Derivative Assets	Derivative Liabilities
Exchange-traded	$ 2,552	$ 176
Total	**$ 2,552**	**$ 176**

Note 8.
Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value
The Company has elected to account for certain of its other financial assets and financial liabilities at fair value under the fair value option.

The primary reasons for electing the fair value option are to:

- reflect economic events in earnings on a timely basis;
- mitigate volatility in earnings from using different measurement attributes; and
- address simplification and cost benefit considerations.

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:

- repurchase and resale agreements;
- securities borrowed and loaned consisting of the Company's financing activities; and
- certain receivables from customers and counterparties, including certain margin loans.

These financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the Company's credit quality.

Resale and Repurchase Agreements and Securities Borrowed and Loaned. The significant inputs to the valuation of resale and repurchase agreements and securities borrowed and loaned are collateral funding spreads, the amount and timing of expected future cash flows and interest rates. See Note 9 for further information about collateralized agreements.

Receivables from Customers and Counterparties. The significant inputs to the valuation of certain receivables from customers and counterparties are commodity prices, interest rates, the amount and timing of expected future cash flows and funding spreads.

Fair Value of Other Financial Assets and Financial Liabilities by Level
The table below presents, by level within the fair value hierarchy, other financial assets and financial liabilities accounted for at fair value primarily under the fair value option.

	Other Financial Assets at Fair Value as of December 2012			
in thousands	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory and other purposes [1]	$ 111,000	$ 2,031,754	$ -	$ 2,142,754
Securities borrowed	-	6,711,511	-	6,711,511
Securities purchased under agreements to resell	-	460,020	-	460,020
Receivables from customers and counterparties	-	22,666	-	22,666
Total	**$ 111,000**	**$ 9,225,951**	**$ -**	**$ 9,336,951**

	Other Financial Liabilities at Fair Value as of December 2012 (in thousands)			
in thousands	Level 1	Level 2	Level 3	Total
Securities loaned	$ -	$ 12,623,684	$ -	$ 12,623,684
Securities sold under agreements to repurchase	-	1,003,085	-	1,003,085
Total	**$ -**	**$ 13,626,769**	**$ -**	**$ 13,626,769**

1. Represents the portion of securities segregated for regulatory and other purposes accounted for at fair value under U.S. GAAP, which consist of money market instruments (level 1) and resale agreements with Goldman, Sachs & Co. (GS&Co.) for U.S. Treasury securities (level 2)

Note 9.
Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements or reverse repurchase agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements) and securities loaned. The Company enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions, and finance certain Company activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists.

The table below presents the carrying value of resale and repurchase agreements and securities borrowed and loaned transactions.

in thousands	As of December 2012
Securities borrowed	$ 6,711,511
Securities purchased under agreements to resell	460,020
Securities loaned	12,623,684
Securities sold under agreements to repurchase	1,003,085

Resale and Repurchase Agreements

A resale agreement is a transaction in which the Company purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the Company sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency obligations.

The Company receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the Company typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the statement of financial condition.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement.

"Repos to maturity" are accounted for as sales. A repo to maturity is a transaction in which the Company transfers a security under an agreement to repurchase the security where the maturity date of the repurchase agreement matches the maturity date of the underlying security. Therefore, the Company effectively no longer has a repurchase obligation and has relinquished control over the underlying security, and accordingly, accounts for the transaction as a sale. The Company had no repos to maturity outstanding as of December 2012.

The Company enters into substantially all of its financial instruments purchased under agreements to resell and financial instruments sold under agreements to repurchase transactions with GS&Co.

Securities Borrowed and Loaned Transactions

In a securities borrowed transaction, the Company borrows securities from a counterparty in exchange for cash. When the Company returns the securities, the counterparty returns the cash. Interest is generally paid periodically over the life of the transaction.

In a securities loaned transaction, the Company lends securities to a counterparty typically in exchange for cash or securities. When the counterparty returns the securities, the Company returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction.

The Company receives securities borrowed, makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. For securities borrowed transactions, the Company typically requires delivery of collateral with a fair value approximately equal to the carrying value of the securities borrowed transaction.

Securities borrowed and loaned which is related to certain Company financing activities, are recorded at fair value under

the fair value option. See Note 8 for further information about securities borrowed and loaned accounted for at fair value.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such arrangements approximate fair value and have been classified as level 2 in the Company's fair value hierarchy as of December 2012.

The Company enters into substantially all of its securities borrowed and loaned transactions with GS&Co. and Goldman Sachs International (GSI).

As of December 2012, the Company had $2.14 billion of securities received under resale agreements that were segregated to satisfy certain regulatory requirements. These securities are included in "Cash and securities segregated for regulatory and other purposes."

Collateral Received and Pledged

The Company receives financial instruments (e.g., U.S. government, federal agencies and corporate obligations, as well as equities) as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans.

The resale agreements and securities borrowed related transactions are primarily with GS&Co.

In many cases, the Company is permitted to deliver or repledge these financial instruments when entering into repurchase agreements, and securities lending agreements, primarily in connection with secured client financing activities. The Company is also permitted to deliver or repledge these financial instruments in connection with collateralizing derivative transactions and meeting Company or customer settlement requirements.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the Company.

in thousands	As of December 2012
Collateral available to be delivered or repledged	$ 30,313,752
Collateral that was delivered or repledged	28,355,230

The Company also pledges certain financial instruments owned, at fair value in connection with repurchase agreements and securities lending agreements to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged by the Company.

in thousands	As of December 2012
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	$ 448,680
Did not have the right to deliver or repledge	82

Note 10.
Other Assets

Other assets are generally nonfinancial assets. The table below presents other assets by type.

in thousands	As of December 2012
Property, leasehold improvements and equipment	$ 11,847
Identifiable intangible assets	13,833
Deferred tax assets [1]	4,159
Exchange memberships	2,381
Other	11,079
Total	**$ 43,299**

1. See Note 18 for further information about income taxes.

Property, Leasehold Improvements and Equipment

All property, leasehold improvements and equipment that the Company uses are in connection with its operations. All property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. The Company's policy for impairment testing of property, leasehold improvements and equipment is consistent with its policy used for identifiable intangible assets with finite lives.

Note 11. Short-Term Borrowings

The Company obtains unsecured short-term borrowings primarily from Group Inc. at floating rates of interest, which are based on prevailing market rates. As of December 2012, the Company had no short-term borrowings outstanding. The Company has a third-party line of credit; this is a secured facility with the Company pledging collateral to the third party. At December 31, 2012, the Company had no outstanding third party line of credit balance.

Note 12. Subordinated Borrowings

As of December 2012, the Company had outstanding subordinated borrowings of $1.60 billion from Group Inc., which mature in 2013.

Amounts borrowed under this subordinated loan agreement bear interest at a rate of LIBOR plus .75% per annum.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 13. Other Liabilities and Accrued Expenses

The table below presents other liabilities and accrued expenses by type.

in thousands	As of December 2012
Compensation and benefits	$ 29,855
Income tax related liabilities [1]	60,120
Accrued expenses and other payables	156,801
Total	**$ 246,776**

1. See Note 18 for further information about income taxes.

Note 14. Commitments and Guarantees

Leases

The Company has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2023. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges.

The table below presents future minimum rental payments, net of minimum sublease rentals.

in thousands	As of December 2012
2013	$ 2,834
2014	2,690
2015	1,709
2016	1,766
2017	1,810
2018 - thereafter	6,482
Total	**$ 17,291**

Guarantees

The Company, in its capacity as an agency lender, indemnifies most of its securities lending customers against losses incurred in the event that borrowers do not return securities and the collateral held is insufficient to cover the market value of the securities borrowed.

In the ordinary course of business, the Company provides other financial guarantees of the obligations of third parties (e.g., standby letters of credit and other guarantees to enable clients to complete transactions and fund-related guarantees). These guarantees represent obligations to make payments to beneficiaries if the guaranteed party fails to fulfill it's obligation under a contractual arrangement with that beneficiary; no liability related to these guarantees has been recognized in the statement of financial condition as of December 2012.

Indemnities and Guarantees of Service Providers

In the ordinary course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The Company may also be liable to some clients for losses caused by acts of third-party service providers, including sub-custodians and third-party brokers. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults.

In connection with its execution and clearing businesses, the Company agrees to clear and settle, on behalf of its clients, the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any

proceeds received from the transactions cleared and settled by the Company on behalf of the client.

The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make any material payments under these arrangements and no material liability related to these guarantees and indemnifications has been recognized in the statement of financial condition as of December 2012.

Note 15.
Net Capital Requirements

The Company is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC) and Rule 1.17 of the Commodity Futures Trading Commission (CFTC), which specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. The Company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement", as permitted by Rule 15c3-1. As of December 2012, the Company had regulatory net capital, as defined by Rule 15c3-1, of $2.02 billion, which exceeded the minimum net capital requirement of $103.70 million by $1.92 billion.

As of December 2012, the Company made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB) that indicated the Company's PAIB debits (receivables) exceeded its PAIB credits (payables). The amount held on deposit in the Reserve Bank at December 2012 was $1 million.

Note 16.
Transactions with Related Parties

The Company enters into transactions with Group Inc. and affiliates in the normal course of business as part of its financing and general operations. Amounts payable to, and receivable from, such affiliates are reflected in the statement of financial condition as of December 31, 2012, as set forth below.

in thousands	As of December 2012
Assets	
Cash and securities segregated for regulatory and other purposes, at fair value[1]	$ 2,031,754
Collateralized agreements:	
Securities borrowed, at fair value	6,711,511
Securities purchased under agreements to resell, at fair value	460,020
Receivables from brokers, dealers and clearing organizations	865,647
Other assets	55
Liabilities	
Collateralized financings:	
Securities loaned, at fair value	$ 12,623,684
Securities sold under agreements to repurchase, at fair value	1,003,085
Payables to brokers, dealers and clearing organizations	128,401
Other liabilities and accrued expenses	42,060
Subordinated borrowings	1,600,000

1. Represents the portion of securities segregated for regulatory and other purposes, which consists of resale agreements with GS&Co. for U.S Treasury securities.

Note 17.
Income Taxes

Provision for Income Taxes

The Company is taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the Company is subject to U.S. federal and various state and local income taxes on its earnings.

The Company is included with Group Inc. and subsidiaries in the consolidated Federal corporate tax return as well as the consolidated/combined state and local tax returns. The Company computes its tax liability on a modified separate company basis and will settle such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the Company generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement. During 2012, the Company's method of allocating state and local income tax liability was modified to reflect its share of the consolidated/combined state and local tax liability. This change did not have a material effect on the financial condition of the Company.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively.

The table below presents the significant components of deferred tax assets and liabilities.

in thousands	**As of December 2012**
Deferred tax assets	
Compensation and benefits	$ 11,748
Other, net	12
Total deferred tax assets	**$ 11,760**
Deferred tax liabilities	
Depreciation and amortization	3,956
Occupancy	3,416
Other, net	229
Total deferred tax liabilities	**$ 7,601**

As of December 2012, no valuation allowance was required.

Unrecognized Tax Benefits

The Company recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. As of December 2012, the Company did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations

The Company is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Company has significant business operations such as New York State and City. The tax years under examination vary by jurisdiction.

All years subsequent and including 2005 for U.S. Federal, 2004 for New York State and City, 2008 for Pennsylvania and New Jersey, and 2006 or later years for all other states in which the Company is included in a combined tax filing remain open to examination by the taxing authorities. The Company believes that the liability for unrecognized tax benefits it has established is adequate in relation to the potential for additional assessments.

Note 18.
Credit Concentrations

Credit concentrations may arise from client facilitation, lending and collateralized transactions and may be impacted by changes in economic, industry or political factors. The Company seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the Company's activities expose it to many different industries and counterparties, the Company routinely executes a high volume of transactions with asset managers, investment funds, commercial banks, brokers and dealers, clearing houses and exchanges which results in significant credit concentrations.

In the ordinary course of business, the Company may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, or to a particular clearing house or exchange.

As of December 2012, the Company did not have credit exposure to any counterparty, except for related parties, that exceeded 2% of the Company's total assets.

To reduce credit exposures, the Company may enter into agreements with counterparties that permit the Company to offset receivables and payables with such counterparties and/or enable the Company to obtain collateral on an upfront or contingent basis. Collateral obtained by the Company related to resale agreements and securities borrowed transactions is primarily U.S. government and federal agency obligations. See Note 9 for further information about collateralized agreements and financings.

Note 19.
Legal Proceedings

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's businesses. Many of these proceedings are in early stages and many of these cases seek an indeterminate amount of damages.

Management is generally unable to estimate a range of reasonably possible loss for proceedings, including where (i) plaintiffs have not claimed an amount of money damages, unless management can otherwise determine an appropriate amount, (ii) the proceedings are in early stages, (iii) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (iv) there is uncertainty as to the outcome of pending appeals or motions, (iv) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues presented.

Management does not believe, based on currently available information, that the outcomes of any proceedings will have a material adverse effect on the Company's financial condition, though the outcomes could be material to the Company's operating results for any particular period, depending in part, upon the operating results for such period.

Note 20.
Employee Benefit Plans

The Company's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Group Inc. also provides certain benefits to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, Group Inc. maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs. The associated costs are allocated to the Company from Group Inc.

Defined Contribution Plans

The Company contributes to a Group Inc. employer-sponsored U.S. defined contribution plan.

Note 21.
Employee Incentive Plans

The Company participates in the share-based compensation plans of Group Inc. The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award. Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement-eligible employees) are expensed immediately. Share-based awards that require future service are amortized over the relevant service period.

Group Inc. pays cash dividend equivalents on outstanding restricted stock units (RSUs).

Stock Incentive Plan

The Company participates in a Group Inc. sponsored stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, RSUs, awards with performance conditions and other share-based awards. In the second quarter of 2003, the SIP was approved by Group Inc.'s shareholders, effective for grants after April 1, 2003. The SIP was amended and restated, effective December 31, 2008 and further amended on December 20, 2012 to extend its term until Group Inc.'s 2013 Annual Meeting of Shareholders, at which meeting approval of a new equity compensation plan will be voted upon by shareholders.

Restricted Stock Units

Group Inc. grants RSUs to employees of the Company under the SIP, primarily in connection with year-end compensation. RSUs are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting transfer restrictions. Year-end RSUs generally vest and underlying shares of common stock are delivered as outlined in the applicable RSU agreements. Employee RSU agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death and extended absence. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

Stock Options

Stock options generally vest as outlined in the applicable stock options agreement. Options granted prior to February 2010 expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the SIP and the applicable stock option agreement.

Note 22.
Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 28, 2013 and determined that there were no material events or transactions that would require recognition or disclosure in this statement of financial condition.



Report of Independent Accountants

To the Partners of
Goldman Sachs Execution & Clearing, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation ("SIPC") of Goldman Sachs Execution & Clearing, L.P. ("GSEC") for the year ended December 31, 2012, which were agreed to by Goldman Sachs Execution & Clearing, L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Goldman Sachs Execution & Clearing's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for Goldman Sachs Execution and Clearing's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Agreed the amount in 2B, $1,007,777to wire #RM1120727846690 on July 27, 2012. Agreed the amount in 2F, $945,055, to wire #RM01130226562230 on February 26, 2013.

2. Compared the sum of "Total non-interest revenues" of $854,258,000 and "Interest income" of $45,694,000 reported on page 2 of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total revenue amount of $903,601,112 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012. A reconciling balance of $3,649,112 was noted.

   Compared the reconciling balance of $3,649,112 to the "Tie Out" schedule within the "0495 SIPC Report December Actual 2012" file provided by Frank D'Onofrio, LEC, and noted the individual components as follows:

   a. Agreed an addition of $3,643,266 from "Error Expense Account 44205920" in the "Tie Out" worksheet within the "0495 SIPC Report December Actual 2012" file provided by Frank D'Onofrio, LEC. No differences noted.

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b. Agreed an addition of revenue of $5,852 from "SLKS Div Rev" in the "Tie Out" worksheet within the "0495 SIPC Report December Actual 2012" file provided by Frank D'Onofrio, LEC. No differences noted.

c. Recalculated a rounding difference of $6 arising as a result of the revenue reported on the audited Form X-17A-5 being presented to the nearest thousand dollars.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared addition on line 2b(2), "Net loss from principal transactions in securities in trading accounts" of $7,919,383 to the "2.E. Total Gains or (losses)" line in the "Statement of Income (Loss)" worksheet within the "0495 SIPC Report December Actual 2012" file provided by Frank D'Onofrio, LEC. No differences noted.

   b. Compared deduction on line 2c(2), "Revenues from commodity transactions" of $78,095,880 to the "9. Commodities Revenue" line in the "Statement of Income (Loss)" worksheet within the "0495 SIPC Report December Actual 2012" file provided by Frank D'Onofrio, LEC. No differences noted.

   c. Compared deduction on line 2c(3), "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $16,784,015 to the "Total" line in the "ECN Fees Paid to other SIPC" worksheet within the "0495 SIPC Report December Actual 2012" file provided by Frank D'Onofrio, LEC. No differences noted.

   d. Compared "Total interest and dividend expense" on line 2c(9)(i) of $(76,555,296) to the "Interest Expense" line on page 2 of the audited Form X-17A-5 for the year ended December 31, 2012. No differences noted.

   e. Compared the "40% of margin interest earned on customers securities accounts" on line 2c(9)(ii) of $35,507,838, to the calculation of $35,507,838 performed on the "Margin Interest" line in the "Statement of Income (Loss)" worksheet within the "0495 SIPC Report December Actual 2012" file provided by Frank D'Onofrio, LEC . No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the "40% of margin interest earned on customers securities accounts", on line 2c(9)(ii) of $35,507,838. Obtained margin interest balance of $88,769,593 from the "Margin Interest" line in the "Statement of Income (Loss)" worksheet in the "0495 SIPC December Actual 2012" file provided by Frank D'Onofrio, LEC, and multiplied by 40% to recalculate $35,507,838. No differences noted.

   b. Recalculated the mathematical accuracy of the line item "Total Deductions" of $130,387,733 by adding line items 2c(2), 2c(3), 2c(5), and (9)(ii). No differences noted.



c. Recalculated the mathematical accuracy of the "SIPC Net Operating Revenues" on page 2, line 2d and the "General Assessment @ .0025" on page 2, line 2d of $781,132,762 and $1,952,832, respectively of the Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Partners of Goldman Sachs Execution and Clearing, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013



Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Partners of Goldman Sachs Execution & Clearing, L.P.:

In planning and performing our audit of the financial statements of Goldman Sachs Execution & Clearing, L.P. (the "Firm") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Firm including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Firm's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Partners and management of the Firm, the SEC, the CFTC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013